Exhibit 12.1

Ultra Clean Holdings, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Fiscal Year ended					Nine months ended
	December 28, 2012	December 27, 2013	December 26, 2014	December 25, 2015	December 30, 2016	September 29, 2017
Earnings:
Income before provision for income taxes	$6,697	$12,599	$16,330	$3,607	$18,947	$65,363
Add: Fixed charges	3,157	4,422	4,187	5,526	4,862	3,673

Total Earnings	$9,854	$17,021	$20,517	$9,133	$23,809	$69,036

Fixed Charges:
Fixed charges:
Interest expense	$1,805	$2,665	$2,432	$3,157	$2,657	$1,866
Interest factor on operating leases(1)	1,352	1,757	1,755	2,369	2,205	1,807

Total Fixed Charges	$3,157	$4,422	$4,187	$5,526	$4,862	$3,673

Ratio of Earnings to Fixed Charges	3.1x	3.8x	4.9x	1.7x	4.9x	18.8x

(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.